EXHIBIT 13.3


        Quarterly Servicing Report for the April 12, 2002 Payment Date,
                               filed on Form 6-K

                                                                    Exhibit 13.3
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934


For the Collection Period ending March 31, 2002.

         SECURITISATION ADVISORY SERVICES PTY LIMITED, as manager of the
                         Series 2000-1G Medallion Trust
         ---------------------------------------------------------------
                (Translation of registrant's name into English)


              Level 6, 48 Martin Place, Sydney, NSW 2000 Australia
              ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]                  Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS


On March 27, 2000 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2000-1G Medallion Trust (the Trust), publicly issued US$955,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due July 12, 2031 (the Notes) pursuant to a registration statement (No. 333-93721) declared effective on March 17, 2000. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,432,500 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $953,567,500 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On July 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On January 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On April 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On July 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On October 12, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On January 12, 2002, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On April 12, 2002, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-1G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: April 17, 2002         By:    /s/ Alicja Blackburn
                                 -----------------------------------------------
                              Name:  Alicja Blackburn
                              Title: Authorised Officer

EXHIBIT INDEX


Exhibit      Description
-------      --------------------------------------------------------

99.1 The Quarterly Servicing Report for the Distribution Date on April 12, 2002.

99.2         Required collateral Information

                                  EXHIBIT 99.1

SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
Quarterly Summary Distribution Details

--------------------------------------------------------------------------------------------------
REPORTING DATES
Closing Date                                                                            27-Mar-00
Determination Date                                                                      01-Apr-02
Notice Date                                                                             11-Apr-02
Distribution Date                                                                       12-Apr-02
Start Accrual Period                                                                    14-Jan-02
End Accrual Period                                                                      12-Apr-02
No. Of Days in Accrual Period                                                                  88
Start Collection Period                                                                 01-Jan-02
End Collection Period                                                                   31-Mar-02
No. Of Days in Collection Period                                                               90
Distribution Month                                                              Yes
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
SECURITIES ON ISSUE
                                                   No. of     Initial Invested    Initial Invested
                                             Certificates       Amount (US$)         Amount (A$)
                                             ------------    -----------------    ----------------
   Class A-1 Notes                                  9,550      955,000,000.00       1,577,208,918
   Class A-2 Notes                                  1,500                 -           150,000,000
   Class B Notes                                      150                 -            15,000,000
   Redraw Bond - series 1                               0                 -                    -
   Redraw Bond - series 2                               0                 -                     0

   US$/A$ exchange rate at issue                   0.6055
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
INTEREST RATE FOR ACCRUAL PERIOD                                 Bank      Interest     Interest
                                                              Bill Rate     Margin        Rate
                                                              ----------   --------     --------
  Class A-1 Notes (payable to Currency Swap Provider)            4.2200%    0.3819%     4.60191%
  Class A-2 Notes                                                4.2200%    0.3900%      4.6100%
  Class B Notes                                                  4.2200%    0.7000%      4.9200%
  Redraw Bond - series 1                                         0.0000%        -        0.0000%
  Redraw Bond - series 2                                         0.0000%        -        0.0000%

BBSW Interest & Unpaid Interest Rate for Accrual Period          4.2200%
Facilities BBSW                                                  4.2200%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE                       Per Cert.           Aggregate
                                                                ----------         ---------------
Total Interest Amount:
   Class A-1 Notes                                               1,109.43           10,595,104.25
   Class A-2 Notes                                                 672.94            1,009,410.00
   Class B Notes                                                 1,147.83              172,174.50
   Redraw Bond - series 1                                               -                       -
   Redraw Bond - series 2                                               -                       -
Principal:
   Class A-1 Notes                                               7,529.12           71,903,061.93
   Class A-2 Notes                                               4,558.88            6,838,320.00
   Class B Notes                                                   553.97               83,095.50
   Redraw Bond - series 1                                               -                       -
   Redraw Bond - series 2                                               -                       -
Total:
   Class A-1 Notes                                               8,638.55           82,498,166.18
   Class A-2 Notes                                               5,231.82            7,847,730.00
   Class B Notes                                                 1,701.80              255,270.00
   Redraw Bond - series 1                                               -                       -
   Redraw Bond - series 2                                               -                       -
   Total                                                        15,572.17           90,601,166.18
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
POOL FACTORS                                                      Last                 Current
                                                             Distribution            Distribution
                                                                  Date                   Date
                                                             ------------           --------------
   Class A-1 Notes                                             0.60546710              0.55987830
   Class A-2 Notes                                             0.60546710              0.55987830
   Class B Notes                                               0.96766700              0.96212730
   Redraw Bond - series 1                                               -                       -
   Redraw Bond - series 2                                               -                       -

--------------------------------------------------------------------------------------------------

QUARTERLY CASHFLOW WORKING SHEET                                                Per Certificate      Aggregate
                                                                                      $                   $
                                                                                ---------------    --------------
  Finance Charge Collections                                                                        16,130,027.83
  Finance Charge Collections - Repurchases                                                                 188.87
  Finance Charge Damages                                                                                      -
  Income due to Seller                                                                                        -
  Other Income                                                                                         777,563.07
Preliminary Income Amount                                                                           16,907,779.77

  Taxes                                                                                                    130.00
  Trustee Fee                                                                                           59,024.39
  Security Trustee Fee                                                                                        -
  Manager Fee                                                                                           76,688.98
  Servicing Fee                                                                                        639,074.79
  Liquidity Commitment Fee                                                                              11,572.60
  Redraw Commitment Fee                                                                                  6,027.40
  Support Facility Payments                                                                          2,530,834.11
  Support Facility Receipts                                                                                   -
  Expenses                                                                                              35,206.37
  Previous Unpaid Facility Int Chg  - Liquidity                                                               -
  Liquidity Interest Charge + Previous Unpaid                                                                 -
  Previous Unpaid Facility Int Chg  - Redraw Facility                                                         -
  Redraw Interest Charge + Previous Unpaid                                                                    -
  Repayment of Liquidity Facility                                                                             -
  Total Interest Amount  - Class A-1 Notes                                                          10,595,104.25
                                 - Class A-2 Notes                                                   1,009,410.00
                                 - Class B Notes                                                       172,174.50
                                 - Redraw Bonds - series 1                                                    -
                                 - Redraw Bonds - series 2                                                    -
REQUIRED INCOME AMOUNT                                                                              15,135,247.39

Income Shortfall                                                                                              -
Liquidity Facility Draw                                                                                       -

Principal Chargeoff Unreimbursement                                                                           -
Principal Chargeoff                                                                                           -
Total Principal Chargeoff Reimbursement Due                                                                   -

PAYMENT ALLOCATION CASCADE

Preliminary Income Amount                                                                           16,907,779.77
Liquidity Facility Draw                                                                                      -
Available Income Amount                                                                             16,907,779.77

                                                                                                    Quarter to Date
                                                                    Due            Available    Allocation/Distribution
                                                           -------------        -------------   -----------------------
  Taxes                                                           130.00         16,907,779.77            130.00
  Trustee Fee                                                  59,024.39         16,907,649.77         59,024.39
  Security Trustee Fee                                               -           16,848,625.38               -
  Manager Fee                                                  76,688.98         16,848,625.38         76,688.98
  Servicing Fee                                               639,074.79         16,771,936.40        639,074.79
  Liquidity Commitment Fee                                     11,572.60         16,132,861.61         11,572.60
  Redraw Commitment Fee                                         6,027.40         16,121,289.01          6,027.40
  Support Facility Payments                                 2,530,834.11         16,115,261.61      2,530,834.11
  Support Facility Receipts                                          -           13,584,427.50               -
  Expenses                                                     35,206.37         13,584,427.50         35,206.37
  Liquidity Interest Charge                                          -           13,549,221.13               -
  Repayment of Liquidity Facility                                    -           13,549,221.13               -
-----------------------------------------------------
  Interest Amount Payable - Redraw Facility          |               -           13,549,221.13               -
                          - Class A-1 Notes          |     10,595,104.25         13,549,221.13     10,595,104.25
                          - Class A-2 Notes          |      1,009,410.00          2,954,116.88      1,009,410.00
                          - Redraw Bonds - series-1  |               -            1,944,706.88               -
                          - Redraw Bonds - series-2  |               -            1,944,706.88               -
-----------------------------------------------------
                          - Class B Note                      172,174.50          1,944,706.88        172,174.50
Total Principal Chargeoff Reimbursement                              -            1,772,532.38               -
Excess Distribution                                                                                 1,772,532.38

Unpaid Facility Int Chg  - Liquidity                                                                         -
                         - Redraw                                                                            -
Unpaid Security Interest Amount  - Class A-1 Notes                                                           -
                                 - Class A-2 Notes                                                           -
                                 - Class B Notes                                                             -
                                 - Redraw Bonds - series 1                                                   -
                                 - Redraw Bonds - series 2                                                   -

FACILITIES OUTSTANDING
Liquidity Commitment Facility Limit                                                                48,000,000.00
Beginning Liquidity Commitment Facility                                                            48,000,000.00
Previous Liquidity Facility Draw                                                                             -
Repayment of Liquidity Facility                                                                              -
Liquidity Facility Draw                                                                                      -
Ending Liquidity Commitment Facility                                                               48,000,000.00

Redraw Commitment Facility Limit                                                                   50,000,000.00
Beginning Redraw Commitment Facility                                                               50,000,000.00
Previous Redraw Facility Draw                                                                                -
Previous Redraw Facility Draw - Chargeoffs                                                                   -
Repayment of Redraw Facility                                                                                 -
Repayment of Unreimbursed Chargeoffs                                                                         -
Redraw Facility Draw - Unreimbursed Chargeoffs                                                               -
Redraw Facility Available to Draw                                                                  50,000,000.00
Redraw Facility Draw                                                                                         -
Ending Redraw  Commitment Facility                                                                 50,000,000.00

INTEREST AND PRINCIPAL DISTRIBUTION WORKSHEET
                                                                               Per Certificate      Aggregate
INTEREST AMOUNT                                                                       $                  $
---------------                                                                ---------------    --------------

CLASS A-1 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                               -                 -
Security  Interest Amount                                                             1,109.43     10,595,104.25
Total Interest Amount                                                                              10,595,104.25

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                                                 -
Security  Interest Amount                                                                          10,595,104.25
Interest Amount Payable                                                               1,109.43     10,595,104.25
Unpaid Security Interest Amount                                                                              -

CLASS A-2 NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                               -                 -
Security  Interest Amount                                                               672.94      1,009,410.00
Total Interest Amount                                                                               1,009,410.00

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                                                 -
Security  Interest Amount                                                                           1,009,410.00
Interest Amount Payable                                                                 672.94      1,009,410.00
Unpaid Security Interest Amount                                                                              -

CLASS B NOTES
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                               -                 -
Security  Interest Amount                                                             1,147.83        172,174.50
Total Interest Amount                                                                                 172,174.50

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                                                 -
Security  Interest Amount                                                                             172,174.50
Interest Amount Payable                                                               1,147.83        172,174.50
Unpaid Security Interest Amount                                                                              -

REDRAW BONDS - SERIES 1
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                               -                 -
Security  Interest Amount                                                                  -                 -
Total Interest Amount                                                                                        -

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                                                 -
Security  Interest Amount                                                                                    -
Interest Amount Payable                                                                    -                 -
Unpaid Security Interest Amount                                                                              -

REDRAW BONDS - SERIES 2
Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                               -                 -
Security  Interest Amount                                                                  -                 -
Total Interest Amount                                                                                        -

Unpaid Security Interest Amount (after last Distribution Date)                                               -
Interest on  Unpaid Security Interest Amount                                                                 -
Security  Interest Amount                                                                                    -
Interest Amount Payable                                                                    -                 -
Unpaid Security Interest Amount                                                                              -


                                  Page 3 of 6

                                                                                Per Certificate      Aggregate
                                                                                      $                  $
                                                                                ---------------    --------------

PRINCIPAL AMOUNT
Principal Collections                                                                              91,151,878.27
Principal Collections - Repurchases                                                                    44,372.46
  less Repayment Of Redraw Facility                                                                          -
  less Total Customer Redraw                                                                      (12,371,773.40)
  plus Redraw Facility Draw                                                                                  -
  plus Redraw Bonds Issue this month                                                                         -
  Aggregate Principal Damages from Seller & Servicer                                                         -
  Principal Chargeoff Reimbursement  - Class B Notes                                                         -
                                     - Class A-1 Notes                                                       -
                                     - Class A-2 Notes                                                       -
                                     - Redraw Bonds - Series 1                                               -
                                     - Redraw Bonds - Series 2                                               -
                                     - Redraw Facility                                                       -
  Principal rounding b/f                                                                                    0.67

  Scheduled Principal Amount                                                      6,066,983.95
  Unscheduled Principal Amount Partial less redraws                              45,422,047.44
  Unscheduled Principal Amount - Partial Prepayment                              57,793,820.84
  Unscheduled Principal Amount - Full Prepayment                                 27,335,445.94
  Unscheduled Principal Amount - less redraws + C/O Reim                         72,757,493.38


Total Available Principal Amount for Redraw Bonds                                                  78,824,478.00

Principal Distribution - Redraw Bonds - Series 1                                           -                 -
Principal Distribution - Redraw Bonds - Series 2                                           -                 -

 Principal rounding b/f                                                                                     0.67
Total Unscheduled Principal Amount                                                                 72,757,493.38
Total Scheduled Principal Amount                                                                    6,066,983.95
Total Available Principal Amount for Notes                                                         78,824,478.00

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                             100%
Class A Available Principal Payment
        Class A-1 Principal Payment                                                   7,529.12     71,903,061.93
        Class A-2 Principal Payment                                                   4,558.88      6,838,320.00
Class B Principal Payment                                                               553.97         83,095.50

Principal rounding c/f                                                                                      0.57

Outstanding Principal - beginning period                                                        1,060,283,179.17
less Principal Repayment                                                                          (91,196,250.73)
plus Total Customer Redraw                                                                         12,371,773.40
less Principal Losses                                                                                        -
Outstanding Principal - Closing period                                                            981,458,701.84




                                  Page 4 of 6



                                                                                Per Certificate      Aggregate
                                                                                      $                  $
                                                                                ---------------    --------------

PRINCIPAL LOSSES
Principal Losses                                                                                             -
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                     -
  Principal Draw Amount - Individual Mortgage Insurance Policy                                               -
Net Principal Losses                                                                                         -
Principal Chargeoff  - Class B Notes                                                                         -
                     - Class A-1 Notes                                                                       -
                     - Class A-2 Notes                                                                       -
                     - Redraw Bonds Series 1                                                                 -
                     - Redraw Bonds Series 2                                                                 -
                     - Redraw Facility                                                                       -

CLASS A-1 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS A-2 NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

CLASS B NOTES
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 1
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW BONDS - SERIES 2
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -

REDRAW FACILITY
Beginning Unreimbursed Principal Chargeoffs                                                                  -
Principal Chargeoff                                                                                          -
Principal Chargeoff Reimbursement                                                                            -
Ending Unreimbursed Principal Chargeoffs                                                                     -


INVESTORS BALANCE OUTSTANDING WORKSHEET
                                                                                  Aggregate             Aggregate
                                                                                      US$                   A$
                                                                               ---------------       ----------------

CLASS A-1 NOTES
Initial Invested Amount                                                         955,000,000.00       1,577,208,918.25
  previous Principal Distribution                                               376,778,919.50         622,260,808.42
  Principal Distribution for current period                                      43,537,304.00          71,903,061.93
Total Principal Distribution to date                                            420,316,223.50         694,163,870.35
Beginning Invested Amount                                                       578,221,080.50         954,948,109.83
Ending Invested Amount                                                          534,683,776.50         883,045,047.90
Unreimbursed Principal Chargeoffs                                                          -                      -
Beginning Stated Amount                                                         578,221,080.50         954,948,109.83
Ending Stated Amount                                                            534,683,776.50         883,045,047.90

CLASS A-2 NOTES
Initial Invested Amount                                                                                150,000,000.00
  previous Principal Distribution                                                                       59,179,935.00
  Principal Distribution for current period                                                              6,838,320.00
Total Principal Distribution to date                                                                    66,018,255.00
Beginning Invested Amount                                                                               90,820,065.00
Ending Invested Amount                                                                                  83,981,745.00
Unreimbursed Principal Chargeoffs                                                                                 -
Beginning Stated Amount                                                                                 90,820,065.00
Ending Stated Amount                                                                                    83,981,745.00

CLASS B NOTES
Initial Invested Amount                                                                                 15,000,000.00
  previous Principal Distribution                                                                          484,995.00
  Principal Distribution for current period                                                                 83,095.50
Total Principal Distribution to date                                                                       568,090.50
Beginning Invested Amount                                                                               14,515,005.00
Ending Invested Amount                                                                                  14,431,909.50
Unreimbursed Principal Chargeoffs                                                                                 -
Beginning Stated Amount                                                                                 14,515,005.00
Ending Stated Amount                                                                                    14,431,909.50

Redraw Bonds - Series 1
Previous Initial Invested Amount                                                                                  -
Initial Invested Amount                                                                                           -
  Principal Distribution (after last Distribution Date)                                                           -
  Principal Distribution for current period                                                                       -
Total Principal Distribution to date                                                                              -
Beginning Invested Amount                                                                                         -
Ending Invested Amount                                                                                            -
Unreimbursed Principal Chargeoffs                                                                                 -
Beginning Stated Amount                                                                                           -
Ending Stated Amount                                                                                              -

Redraw Bonds - Series 2
Previous Initial Invested Amount                                                                                  -
Initial Invested Amount                                                                                           -
  Principal Distribution (after last Distribution Date)                                                           -
  Principal Distribution for current period                                                                       -
Total Principal Distribution to date                                                                              -
Beginning Invested Amount                                                                                         -
Ending Invested Amount                                                                                            -
Unreimbursed Principal Chargeoffs                                                                                 -
Beginning Stated Amount                                                                                           -
Ending Stated Amount                                                                                              -

                                                                    EXHIBIT 99.2

                    Form 6-K Required Collateral Information

                         Series 2000-1G Medallion Trust


Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of April 1, 2002


--------------------------------------------------------------------------------
OUTSTANDING MORTGAGE BALANCE (AUD)
                                                         Amount          WAC
                                                   --------------------------
     - Variable Rate Housing Loans                 $719,492,572        5.85%
     - Fixed 1 Year                                $102,183,333        7.05%
     - Fixed 2 Year                                $125,436,569        6.76%
     - Fixed 3 Year                                 $26,467,732        6.86%
     - Fixed 4 Year                                  $7,994,780        6.82%
     - Fixed 5 Year                                  $1,811,304        6.76%
-----------------------------------------------------------------------------
     Total Pool                                    $983,386,290        6.13%
-----------------------------------------------------------------------------





-------------------------------------------------------------------------------
DELINQUENCY INFORMATION
                                                      AUD amount of
                          No of Loans    % of Pool            Loans   % of Pool
                          -----------------------------------------------------

      31-60 days                   40       0.37%     $4,052,458.69       0.31%
      61-90 days                   10       0.09%       $906,190.04       0.07%
      90+ days                     26       0.24%     $2,452,845.00       0.19%
                          -----------------------------------------------------
Mortgagee In Possession             0       0.00%             $0.00       0.00%
-------------------------------------------------------------------------------